UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2013

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        Golar LNG Partners LP
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated September 20, 2013.

Exhibit 99.1

Golar LNG Partners L.P.: 2013 AGM Results Notification

Golar LNG Partners LP (the "Partnership") advises that the 2013 Annual Meeting of the Limited Partners of the Partnership was held on September 20, 2013 at 11:30 a.m. at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda.  The following resolution was passed:

To elect Bart Veldhuizen as a Class 1 Director of the Partnership whose term will expire at the 2016 Annual Meeting of Limited Partners.

Hamilton, Bermuda

September 20, 2013

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: September 20, 2013	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer